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                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 333-73830
                                   Subject Company: The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                  March 6, 2002



(Name)
(Address)

Dear (Name),

Since your organization is a substantial investor in the common shares of The J.M. Smucker Company, we are enclosing with this letter our Proxy
Statement-Prospectus in connection with the forthcoming Special Meeting of Shareholders to be held on April 5, 2002, to approve the merger of the Jif and Crisco businesses into Smucker.

Knowing that your shares are most likely held through a custodian and that the normal distribution of these materials could be delayed, we thought you would appreciate receiving a personal copy of the materials at the same time that they are being sent to holders of record.

Any comments or questions you may have are welcome, and we would very much appreciate the opportunity to discuss them with you personally. Please feel free to contact Steven J. Ellcessor, Vice President - Finance and Administration, at
(330) 682-3000.

On behalf of our board of directors and the management of The J.M. Smucker Company, thank you for your continued interest and support.

Sincerely,



Timothy P. Smucker                           Richard K. Smucker
Chairman and Co-Chief                        President and Co-Chief
Executive Officer                            Executive Officer

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SECURITIES LAWS LEGEND:
-----------------------

THE J. M. SMUCKER COMPANY HAS FILED WITH THE COMMISSION A PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE J. M. SMUCKER COMPANY. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE COMMISSION FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE COMMISSION AT www.sec.gov. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE COMMISSION BY THE J. M. SMUCKER COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM THE
J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO 44667, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT 330-682-3000.

THE J. M. SMUCKER COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE J. M. SMUCKER COMPANY'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN THE J. M. SMUCKER COMPANY IS CONTAINED IN THE J. M. SMUCKER COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE COMMISSION. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTEREST OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT-PROSPECTUS.